Exhibit 5.3

Mayer Brown International LLP
201 Bishopsgate
London EC2M 3AF

Telephone: +44 20 3130 3000
Fax: +44 20 3130 3001
www.mayerbrown.com
DX 556 London and City
Todd White
Senior Vice President	Sandy Bhogal
Montpelier Technical Resources Ltd.	Direct Tel +44 20 3130 3645
Suite 302	Direct Fax +44 20 3130 8951
4 Currier Place	sbhogal@mayerbrown.com
Hanover NH 03755
United States of America	8 June 2012

Our ref: 21242 / 1240 4599

Dear Sirs

MONTPELIER RE HOLDINGS LTD

1.                                       OUR ROLE AND THE SCOPE OF THIS OPINION

(a)                                  We have acted as English legal advisers on United Kingdom tax matters to Montpelier Re Holdings Ltd (“Montpelier”) in connection with the filing by Montpelier of a Registration Statement on Form S-3 with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the registration of common shares, preference shares, debt securities, warrants to purchase common shares, warrants to purchase preference shares, and warrants to purchase debt securities of Montpelier (the “Registration Statement”). The U.K. tax and European Union Savings Tax Directive sections of the Registration Statement are included in Appendix 1 to this letter. This letter is being furnished to you pursuant to your request.

(b)                                 We consent to the use of the name of our firm, “Mayer Brown International LLP”, under the heading “Material Tax Considerations” in the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations promulgated thereunder by the Commission.

(c)                                  This opinion is confined to matters of U.K. law as it relates to taxation in force at the date of this letter (as applied by the English courts) and with respect to the published practice of HMRC applying as at the date of this letter.  This opinion takes no account of any changes in law or published practice or relevant accounting standards after the date of this letter.  We have no obligation to update this opinion in the future to address future changes in legislation or published practice, even though such changes may affect the legal analysis or conclusions given in this opinion.

This is a legal communication, not a financial communication. Neither this nor any other communication from this firm is intended to be, or should be construed as, an invitation or inducement (direct or indirect) to any person to engage in investment activity.

Mayer Brown International LLP is a limited liability partnership (registered in England and Wales number OC303359) which is authorised and regulated by the Solicitors Regulation Authority.  We operate in combination with other Mayer Brown entities with offices in the United States, Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

We use the term “partner” to refer to a member of Mayer Brown International LLP, or an employee or consultant who is a lawyer with equivalent standing and qualifications and to a partner of or lawyer with equivalent status in another Mayer Brown entity. A list of the names of members of Mayer Brown International LLP and their respective professional qualifications may be inspected at our registered office, 201 Bishopsgate, London EC2M 3AF, England or on www.mayerbrown.com.

2.                                       BENEFIT OF OPINION

(a)                                  This opinion is solely for the benefit of the addressee, Montpelier and for the purposes of the Registration Statement.  It may not be disclosed to or relied on by any other person or for any other purpose and is not to be quoted or made public in any way without our prior written consent.

(b)                                 This opinion shall be governed by, and construed in accordance with, English law.

Yours faithfully

/s/ Mayer Brown International LLP

Mayer Brown International LLP

Appendix 1 — Registration Statement (U.K. Taxation)

U.K. Taxation

Residence and Permanent Establishment

Except for Montpelier Holdings Limited, Montpelier Marketing Services Limited, Montpelier Capital Limited, Montpelier Underwriting Agencies Limited, Montpelier Underwriting Services Limited, and Paladin Underwriting Agency Limited (collectively, the “Montpelier U.K. Subsidiaries”), no subsidiary of Montpelier (all subsidiaries together, the “Group”) is incorporated in the U.K.  Accordingly, no member of the Group, other than the Montpelier U.K. Subsidiaries, should be treated as being resident in the U.K. unless that member’s central management and control is exercised in the U.K.  The concept of central management and control is indicative of the highest level of control of a company, which is a question of fact.  Each member of the Group, other than the Montpelier U.K. Subsidiaries, intends to manage its affairs so that it is not resident in the U.K. for U.K. tax purposes.

A company not resident in the U.K. for corporation tax purposes can nevertheless be subject to U.K. corporation tax if it carries on a trade through a permanent establishment in the U.K., but the charge to U.K. corporation tax is limited to profits attributable to such permanent establishment.

Each member of the Group, other than the Montpelier U.K. Subsidiaries and Montpelier Technical Resources Ltd., intends to operate in such a manner so that it does not carry on a trade in the U.K. through a permanent establishment.  Nevertheless, because neither case law nor U.K. statute definitively defines the activities that constitute trading in the U.K. through a permanent establishment, the U.K. taxation authorities might contend successfully that any member of the Group, other than the Montpelier U.K. Subsidiaries, is trading in the U.K. through a permanent establishment in the U.K.

Montpelier Technical Resources Ltd. (a US incorporated company) (“MTRL”) entered into an Infrastructure Agreement and a Secondment Agreement (with effect from January 1, 2012) with Montpelier Underwriting Services Limited (“MUSL”), one of the Montpelier U.K. Subsidiaries, whereby MUSL will provide to MTRL: (1) premises in central London (at the same address as MUSL); (2) office facilities; (3) equipment; (4) various support services including information technology; and, (5) staff seconded from MUSL, to enable MTRL to carry on business from the U.K. Subject to the attribution principle described above, MTRL may be treated as trading in the U.K. through a permanent establishment in the U.K. (the “MTRL U.K. PE”).

If any of the Montpelier U.S. subsidiaries qualifying for benefits under the double tax treaty between the U.K. and the U.S. were trading in the U.K. through a permanent establishment, they would only be subject to U.K. corporation tax if the permanent establishment constituted a permanent establishment for the purposes of that treaty and then only to the extent that any profits were attributable to that permanent establishment in the U.K.

The U.K. has no double tax treaty with Bermuda.

There are circumstances in which companies that are neither resident in the U.K. nor entitled to the protection afforded by a double tax treaty between the U.K. and the jurisdiction in which they are resident may be exposed to income tax in the U.K. (other than by deduction or withholding) on the profits of a trade carried on there even if that trade is not carried on through a permanent establishment, but each member of the Group intends to operate in such a manner that none of them will fall within the charge to income tax in the U.K. (other than by deduction or withholding) in this respect.

U.K. Corporation Tax

The Montpelier U.K. Subsidiaries are subject to, and the MTRL U.K. PE may be subject to, U.K. taxation on their profits computed in accordance with U.K. tax law. Any U.S. or other foreign tax paid on the same profits will, subject to normal restrictions on foreign tax credits in the U.K., be credited against U.K. taxes payable in respect of those profits.

Any change in U.K. tax law or in the practice of the U.K. tax authorities or the way that foreign tax credits are allocated may affect the Montpelier U.K. Subsidiaries’ U.K. tax charge and any U.K. tax charge on the MTRL U.K. PE.

European Union Savings Tax Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income (the “Directive”), Member States are required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within the jurisdiction of the first Member State to, or collected by such a person for, an individual (or certain other types of person) resident in that other Member State.  However, for a transitional period, Austria and Luxembourg are instead required (unless during that period they elect otherwise) to apply a withholding system in relation to such payments, deducting tax at rates rising over time to 35% (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).  A number of non-EU countries (including Switzerland), and certain dependent or associated territories of certain Member States, have adopted similar measures (either provision of information or transitional withholding).

On 15 September 2008 the European Commission issued a report to the Council of the European Union on the operation of the Directive, which included the Commission’s advice on the need for changes to the Directive. On 13 November 2008 the European Commission published a more detailed proposal for amendments to the Directive, which included a number of suggested changes. The European Parliament approved an amended version of this proposal on 24 April 2009. If any of those proposed changes are made in relation to the Directive, they may amend or broaden the scope of the requirements described above.